UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-32429

FORM 12b-25	CUSIP NUMBER 205750 102

NOTIFICATION OF LATE FILING

(Check one):	☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10D ☐Form N-SAR
☐Form N-CSR
	For Period Ended:	December 31, 2010
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Comstock Mining Inc.
Full Name of Registrant

GoldSpring, Inc.
Former Name if Applicable

1200 American Flat Road
Address of Principal Executive Office (Street and Number)

Virginia City, Nevada 89440
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 cannot be filed within the prescribed time period without unreasonable effort or expense.

As announced on March 31, 2011, Comstock Mining Inc. (the “Company”) is completing its review and analysis of certain accounting matters, as described below.  Due to the additional time and resources necessary to finalize the audit of the Company’s financial statements, the audited, annual financial statements for the year ended December 31, 2010 are not yet complete.

On October 20, 2010, the Company exchanged all of its senior secured convertible debentures, promissory notes and related interest obligations for shares of its newly created Series A convertible preferred shares. The shares of Series A convertible preferred shares exchanged were based on the value of the debt and accrued interest at August 31, 2010. The common stock underlying the Series A preferred shares is issuable at a fixed conversion rate (subject to anti-dilution adjustments) currently equal to approximately 45.1 million shares of common stock.

The Company is reviewing the derivative liability associated with the Series A convertible preferred shares and the net losses in fiscal year 2010 relating to the extinguishment of the senior secured convertible debentures, promissory notes and related interest obligations. Part of the Company’s review also includes an analysis of certain other accounting matters, primarily involving the determination of the fair value the respective instruments and associated derivative liabilities for purposes of determining the loss on the exchange and the changes in fair values of the derivative liability associated with its warrants and now extinguished debt instruments.

Upon the completion of its review, the Company will file its Annual Report on Form 10K and file and amended and restated prior-period quarterly financial statements on Form 10Q.  As a result of these adjustments, the Company is reviewing the effectiveness of its internal control over financial reporting and will provide management’s assessment of its internal controls in its Form 10-K.

PART IV — OTHER INFORMATION

(1)		Name and telephone number of person to contact in regard to this notification
Robert T. Faber	775	847-5272
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to

file such report(s) been filed ? If answer is no, identify report(s).		Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had a higher net loss in 2010 than in 2009. Net loss for 2010 was $60.3 million, resulting primarily from a loss on extinguishment of debt of  $26.4 million and a charge for the change in the fair value of derivative liabilities of $23.5 million.  Net loss for 2009 was $6.1 million, including a non-cash gain for the change in the fair value of derivative liabilities of $2.8 million.

Total debt at year-end 2010 was $1.5 million, all relating to mortgage obligations, as compared to $19.7 million in 2009, primarily related to the now extinguished convertible debentures and promissory notes.
Cash, cash equivalents and investments at year-end were $29.8 million.

Higher net loss for fiscal year 2010 is primarily due to the extinguishment of debt as described above in Part III.

Comstock Mining Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2011	By	/s/ Corrado De Gasperis
Corrado De Gasperis Chief Executive Officer and Principal Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.